Exhibit 99.1

TeliaSonera More Than Doubles the Number of Shops in Denmark

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 18, 2006--TeliaSonera (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE) has acquired 29 shops of Telekaeden, the leading retail chain for telecommunications services in Denmark. In addition, TeliaSonera will open a new Telia Shop. The existing shops included, TeliaSonera will have a total of 56 shops in Denmark at the beginning of 2007.

"This expansion with 29 shops will secure our ability to sell products like HomeFree (UMA). It will make our products better available and improve the local customer contacts. At the same time it gives us an opportunity to increase our share of a highly competitive market," says Kenneth Karlberg, President of TeliaSonera Norway, Denmark, Baltics and Spain.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl. associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl. associated companies) and 2,263,000 internet customers (2,331,000 incl. associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera
TeliaSonera Press Service, +46 (0)20 77 58 30